UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 4)*

IGI Laboratories, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

449575 10 9

(CUSIP Number)

John T. Unger 600 Travis, Suite 5900 Houston, Texas 77002 (713) 993-4645

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   SCHEDULE 13D

CUSIP No. 449575 10 9	13D	Page 1 of 14 Pages

1	NAMES OF REPORTING PERSONS. Life Sciences Opportunities Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,529,993.0806
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,529,993.0806

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,529,993.0806
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.25%
14	TYPE OF REPORTING PERSON (See instructions) PN

*Represents 2,382,167 shares of Common Stock held by the Reporting Person and 147,826.0806 shares of Common Stock which are issuable upon conversion of 102 shares of Series C Preferred Stock held by the Reporting Person, such shares of Common Stock representing approximately 6.25% of the outstanding shares of Common Stock, which percentage is based on 40,352,091 shares of Common Stock outstanding as of November 2, 2012 as reported in the Issuer’s Form 8-K filed with the SEC on November 14, 2012.

   SCHEDULE 13D

CUSIP No. 449575 10 9	13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS. Life Sciences Opportunities Fund (Institutional) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 14,141,091.7469
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 14,141,091.7469

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,141,091.7469*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.34%
14	TYPE OF REPORTING PERSON (See instructions) PN

*Represents 13,310, 657 shares of Common Stock held by the Reporting Person and 830,434.7469 shares of Common Stock which are issuable upon conversion of 573 shares of Series C Preferred Stock held by the Reporting Person, such shares of Common Stock representing approximately 34.34% of the outstanding shares of Common Stock, which percentage is based on 40,352,091 shares of Common Stock outstanding as of November 2, 2012 as reported in the Issuer’s Form 8-K filed with the SEC on November 14, 2012.

   SCHEDULE 13D

CUSIP No. 449575 10 9	13D	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS. Signet Healthcare Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 16,671,084.8275
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 16,671,084.8275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,671,084.8275*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.34%
14	TYPE OF REPORTING PERSON (See instructions) PN

*Represents 15,692,824 shares of Common Stock beneficially owned by the Reporting Person and 978,260.8275 shares of Common Stock which are issuable upon conversion of 675 shares of Series C Preferred Stock beneficially owned by the Reporting Person, such shares of Common Stock representing approximately 40.34% of the outstanding shares of Common Stock, which percentage is based on 40,352,091 shares of Common Stock outstanding as of November 2, 2012 as reported in the Issuer’s Form 8-K filed with the SEC on November 14, 2012.

   SCHEDULE 13D

CUSIP No. 449575 10 9	13D	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS. SMW INVESTMENTS I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES	7	SOLE VOTING POWER 338,182
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 16,671,084.83
EACH REPORTING	9	SOLE DISPOSITIVE POWER 338,182
PERSON WITH	10	SHARED DISPOSITIVE POWER 16,671,084.83

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,009,266.8275*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.15%
14	TYPE OF REPORTING PERSON (See instructions) CO

*Represents 15,692,824 shares of Common Stock beneficially owned by the Reporting Person, 338,182 shares of Common Stock issuable upon exercise of a stock purchase warrant, and 978,260.8275 shares of Common Stock which are issuable upon conversion of 675 shares of Series C Preferred Stock beneficially owned by the Reporting Person, such shares of Common Stock representing approximately 41.15% of the outstanding shares of Common Stock, which percentage is based on 40,352,091 shares of Common Stock outstanding as of November 2, 2012 as reported in the Issuer’s Form 8-K filed with the SEC on November 14, 2012.

   SCHEDULE 13D

CUSIP No. 449575 10 9	13D	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS. Don A. Sanders
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES	7	SOLE VOTING POWER 588,642.6475
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 17,009,266.8275
EACH REPORTING	9	SOLE DISPOSITIVE POWER 588,642.6475
PERSON WITH	10	SHARED DISPOSITIVE POWER 17,009,266.8275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,597,909.4750*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.89%
14	TYPE OF REPORTING PERSON (See instructions) IN

*Represents 16,172,771 shares of Common Stock beneficially owned by the Reporting Person, 338,182 shares of Common Stock issuable upon exercise of a stock purchase warrant, and 1,086,956.4750 shares of Common Stock which are issuable upon conversion of 750 shares of Series C Preferred Stock beneficially owned by the Reporting Person, such shares of Common Stock representing approximately 42.23% of the outstanding shares of Common Stock, which percentage is based on 40,352,091 shares of Common Stock outstanding as of November 2, 2012 as reported in the Issuer’s Form 8-K filed with the SEC on November 14, 2012.

   SCHEDULE 13D

CUSIP No. 449575 10 9	13D	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS. James C. Gale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 94,624
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 16,671,084.8275
EACH REPORTING	9	SOLE DISPOSITIVE POWER 94,624
PERSON WITH	10	SHARED DISPOSITIVE POWER 16,671,084.8275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,765,708.8275*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.46%
14	TYPE OF REPORTING PERSON (See instructions) IN

*Represents 16,698,123 shares of Common Stock beneficially owned by the Reporting Person, 90,000 shares of Common Stock issuable upon exercise of stock options, and 978,260.8275 shares of Common Stock which are issuable upon conversion of 675 shares of Series C Preferred Stock beneficially owned by the Reporting Person, such shares of Common Stock representing approximately 41.46% of the outstanding shares of Common Stock, which percentage is based on 40,352,091 shares of Common Stock outstanding as of November 2, 2012 as reported in the Issuer’s Form 8-K filed with the SEC on November 14, 2012.

   SCHEDULE 13D

CUSIP No. 449575 10 9	13D	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS. Joyce Erony
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 65,349
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 16,671,084.8275
EACH REPORTING	9	SOLE DISPOSITIVE POWER 65,349
PERSON WITH	10	SHARED DISPOSITIVE POWER 16,671,084.8275
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,736,433.8275*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.41%
14	TYPE OF REPORTING PERSON (See instructions) IN

*Represents 16,698,848 shares of Common Stock beneficially owned by the Reporting Person, 60,000 shares of Common Stock issuable upon exercise of stock options, and 978,260.8275 shares of Common Stock which are issuable upon conversion of 675 shares of Series C Preferred Stock beneficially owned by the Reporting Person, such shares of Common Stock representing approximately 41.41% of the outstanding shares of Common Stock, which percentage is based on 40,352,091 shares of Common Stock outstanding as of November 2, 2012 as reported in the Issuer’s Form 8-K filed with the SEC on November 14, 2012.

   SCHEDULE 13D

CUSIP No. 449575 10 9	13D	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSONS. Ben T. Morris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 25,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 17,009,266.8275
EACH REPORTING	9	SOLE DISPOSITIVE POWER 25,000
PERSON WITH	10	SHARED DISPOSITIVE POWER 17,009,266.8275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,034,266.8275*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.21%
14	TYPE OF REPORTING PERSON (See instructions) IN

*Represents 15,717,824 shares of Common Stock beneficially owned by the Reporting Person, 338,182 shares of Common Stock issuable upon exercise of a stock purchase warrant, and 978,260.8275 shares of Common Stock which are issuable upon conversion of 675 shares of Series C Preferred Stock beneficially owned by the Reporting Person, such shares of Common Stock representing approximately 41.21% of the outstanding shares of Common Stock, which percentage is based on 40,352,091 shares of Common Stock outstanding as of November 2, 2012 as reported in the Issuer’s Form 8-K filed with the SEC on November 14, 2012.

   SCHEDULE 13D

CUSIP No. 449575 10 9	13D	Page 9 of 14 Pages

1	NAMES OF REPORTING PERSONS. Donald V. Weir
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 236,231.8825
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 17,009,266.8275
EACH REPORTING	9	SOLE DISPOSITIVE POWER 236,231.8825
PERSON WITH	10	SHARED DISPOSITIVE POWER 17,009,266.8275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,245,498.71*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.69%
14	TYPE OF REPORTING PERSON (See instructions) IN

*Represents 15,892,824 shares of Common Stock beneficially owned by the Reporting Person, 338,182 shares of Common Stock issuable upon exercise of a stock purchase warrant, and 1,014,492,71 shares of Common Stock which are issuable upon conversion of 700 shares of Series C Preferred Stock beneficially owned by the Reporting Person, such shares of Common Stock representing approximately 41.28% of the outstanding shares of Common Stock, which percentage is based on 40,352,091 shares of Common Stock outstanding as of November 2, 2012 as reported in the Issuer’s Form 8-K filed with the SEC on November 14, 2012.

Explanatory Note

This Amendment No. 4 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on March 24, 2009, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on May 19, 2009, and Amendment No. 2 to the Schedule 13D filed with the SEC on April 6, 2010, and Amendment No. 3 filed with the SEC on August 24, 2010 (the “Schedule 13D”), by (i) Life Sciences Opportunities Fund II, L.P., a Delaware limited partnership (“LOF”), (ii) Life Sciences Opportunities Fund (Institutional) II, L.P., a Delaware limited partnership (“LOFI” and together with LOF, the “Funds”), (iii) Signet Healthcare Partners, LLC, a Delaware limited liability company and general partner of LOF and LOFI (the “General Partner”), (iv) Sanders Morris Harris Inc. (formerly SMH Capital Inc.), a Texas corporation and the controlling member of the General Partner (“SMH”), (v) Sanders Morris Harris Group, Inc., a Texas corporation and the parent of SMH (“SMHG”), (vi) James C. Gale, (vii) Joyce Erony and (viii) George L. Ball, with respect to the Common Stock, $0.01 par value per share (the “Common Stock”) of IGI Laboratories, Inc., a Delaware corporation (the “Issuer”).

This Amendment No. 4 adds SMW Investments I, LLC, a Delaware limited partnership (“SMW”), Don A. Sanders, Ben T. Morris, and Donald V. Weir as Reporting Persons.

Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

Item 2. Identity and Background.

Item 2 is hereby amended as follows:

SMH and SMHG no longer have any beneficial ownership of shares of Common Stock of IGI. All references to SMH and SMHG are hereby deleted and neither SMH nor SMHG is any longer a “Reporting Person.” Appendix A and Appendix A-1 are hereby deleted.

Item 2 is hereby supplemented to add the following:

SMW Investments I, LLC is a Delaware limited partnership and the controlling member of the General Partner. The address of its principal office is 600 Travis, Suite 5900, Houston, Texas 77002. The members and managers of SMW are Don A. Sanders, Ben T. Morris, and Donald V. Weir. SMW acquired SMH’s member interest in the General Partner effective as of October 1, 2012.

Donald A. Sanders is a member and manager of SMW. The address of his principal office is 600 Travis, Suite 5900, Houston, Texas 77002. Mr. Sanders is a citizen of the United States.

Ben T. Morris is a member and manager of SMW. The address of his principal office is 600 Travis, Suite 5900, Houston, Texas 77002. Mr. Sanders is a citizen of the United States.

Donald V. Weir is a member and manager of SMW. The address of his principal office is 600 Travis, Suite 5900, Houston, Texas 77002. Mr. Sanders is a citizen of the United States.

LOF, LOFI, the General Partner, SMW, Ms. Erony and each of Messrs. Sanders, Morris, Weir, and Gale are collectively referred to herein as the “Reporting Persons.”

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

10

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) The aggregate number and percentage of shares of Common Stock reported owned by each of the Reporting Persons herein is (i) based upon 40,352,091 outstanding shares of Common Stock of the Issuer as of November 2, 2012 as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2012 and (ii) assumes the conversion into Common Stock of all of the shares of Series C Preferred Stock beneficially owned by such person.

Beneficial Owner	Aggregate Number of Shares Owned		Percentage of Class
Life Sciences Opportunities Fund II, L.P.	2,529,993.0806	(1)	6.25%
Life Sciences Opportunities Funds (Institutional) II, L.P.	14,141,091.7469	(2)	34.34%
Life Sciences Opportunities Fund II, L.P. and Life Sciences Opportunities Fund (Institutional) II, L.P.	16,671,084.8275	(3)	40.34%
Signet Healthcare Partners, LLC	16,671,084.8275	(3)	40.34%
SMW Investments I, LLC	17,009,266.8275	(4)	41.15%
Don A. Sanders	17,597,909.4750	(4)(5)	41.89%
Ben T. Morris	17,034,266.8275	(4)	41.21%
Donald V. Weir	17,245,498.7100	(4)(6)	41.69%
James C. Gale	16,765,708.8275	(3)(7)	41.46%
Joyce Erony	16,736,433.8275	(3)(8)	41.41%

(1)	Includes 147,826.0806 shares of Common Stock issuable upon conversion of 102 shares of Series C Preferred Stock held by LOF.

(2)	Includes 830,434.7469 shares of Common Stock issuable upon conversion of 573 shares of Series C Preferred Stock held by LOFI.

(3)	Includes (i) 2,382,167 shares of Common Stock held by LOF, (ii) 13,310,657 shares of Common Stock held by LOFI, (iii) 147,826.0806 shares of Common Stock issuable upon conversion of 102 shares of Series C Preferred Stock held by LOF, and (iv) 830,434.7469 shares of Common Stock issuable upon conversion of 573 shares of Series C Preferred Stock held by LOFI.

(4)	Includes (i) 2,832,167 shares of Common Stock held by LOF, (ii) 13,310,657 shares of Common Stock held by LOFI, (iii) 147,826.0806 shares of Common Stock issuable upon conversion of 102 shares of Series C Preferred Stock held by LOF, (iv) 830,434.7469 shares of Common Stock issuable upon conversion of 573 shares of Series C Preferred Stock held by LOFI, and (v) 338,182 shares of Common Stock issuable upon exercise of a stock purchase warrant at a price of $1.21 per share expiring on December 8, 2015, held by SMW.

(5)	Includes (i) 221,270 shares of Common Stock beneficially owned by the Sanders Opportunity Fund (Institutional), L.P. for which Mr. Sanders serves as chief investment officer, (ii) 68,730 shares of Common Stock owned by the Sanders Opportunity Fund, L.P. for which Mr. Sanders acts as chief investment officer, and (iii) 108,695.6475 shares of Common Stock issuable upon conversion of 75 shares of Series C Preferred Stock held by Mr. Sanders.

11

(6)	Includes (i) 150,000 shares of Common Stock held by a trust for which Mr. Weir serves as trustee and (ii) 36,231.8825 shares of Common Stock issuable upon conversion of 25 shares of Series C Preferred Stock held by Mr. Weir.

(7)	Incudes 90,000 shares of Common Stock issuable upon exercise of stock options.

(8)	Includes 60,000 shares of Common stock issuable upon exercise of stock options.

(b) The number of shares of Common Stock as to which there is (i) sole power to vote or direct the vote, (ii) shared power to vote or direct the vote, (iii) sole power to dispose or direct the disposition, or (iv) shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference.

(c) No transactions involving shares of the Issuer’s Common Stock were effected by the Reporting Persons during the sixty days before the date of this Amendment No. 4 to Schedule 13D.

(d) Except as set forth in Item 5(a), no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

(e) On October 1, 2012, Sanders Morris Harris Inc. and Sanders Morris Harris Group Inc. (now known as The Edelman Financial group Inc.) ceased to be Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented to add the following:

The description of the Series C Registration Rights Agreement in Item 4 is incorporated herein by reference. The description of the Series C Registration Rights Agreement is qualified in its entirety by the Series C Registration Rights Agreement, which is attached hereto as Exhibit 3 and is incorporated herein by reference.

The terms of the Series C Preferred Stock including, but not limited to, voting and dividend rights thereof, are described in Item 4 under the heading “The Series C Preferred Stock”, which such description is incorporated herein by reference. The description of the Series C Certificate of Designation is qualified in its entirety by the Series C Certificate of Designation, which is filed as Exhibit 3 hereto and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby supplemented to add the following exhibits:

Exhibit	Title
1*	Joint Filing Agreement of the Reporting Persons.

* Filed herewith.

12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 11, 2012

Life Sciences Opportunities Fund II, L.P.

By: Signet Healthcare Partners, LLC

By:	/s/ James C. Gale
Name: James C. Gale
Title: Manager

Life Sciences Opportunities Fund (Institutional) II, L.P.

By: Signet Healthcare Partners, LLC

By:	/s/ James C. Gale
Name: James C. Gale
Title: Manager

Signet Healthcare Partners, LLC

By: SMW Investment I, LLC

By:	/s/ Ben T. Morris
Name: Ben T. Morris
Title: Manager

SMW Investment I, LLC

By:	/s/ Ben T. Morris
Name: Ben T. Morris
Title: Manager

/s/ James C. Gale
James C. Gale

/s/ Joyce Erony
Joyce Erony

/s/ Ben T. Morris
Ben T. Morris

/s/ Don A. Sanders
Don A. Sanders

/s/ Donald V. Weir
Donald V. Weir